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    WILLOWBRIDGE STRATEGIC TRUST
    MONTHLY REPORT/
    FEBRUARY 28, 1997

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         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:
Enclosed is the report for the month of February 1997 for Willowbridge Strategic Trust (the ``Fund''). The net asset value of an interest as of February 28, 1997 was $114.47, an increase of 7.98% from the January 31, 1997 $106.01 value. The 1997 year-to-date return for the Fund was an increase of 10.63% as of February 28, 1997.
The Fund's positive February performance was the result of profits earned in the metal, soft, grain, financial, currency and meat sectors. Losses were incurred in the energy sector.
In the metal sector, copper, aluminum, nickel, zinc and silver positions posted gains. Base metal prices rose during the month on expectations of rising demand from developing and industrialized countries. Copper prices also soared on news of decreased London stockpiles. In the soft sector, coffee positions were profitable. The two-month bull trend in coffee prices continued as unfavorable weather in Brazil and Colombia threatened 1997-1998 crop production and labor strife curtailed delivery of supplies.
In the grain sector, soybean by-products, corn and wheat positions were profitable. Prices rose as the markets focused attention on historically low supplies in the major grain producing regions of the world coupled with signs of stronger demand. In the financial sector, U.S., German, French, Italian and Japanese bond positions posted profits. Interest rate market prices reflected concerns about possible delays to European economic and monetary union. In the currency sector, German mark, Japanese yen and Swiss franc positions were profitable. Despite the best efforts of G-7 nations to talk the U.S. dollar down from its lofty peaks, defiant market players pushed the greenback to new highs against the German mark, Japanese yen and Swiss franc. Later in the month, hints by the Chairman of the U.S. Federal Reserve of a possible interest rate hike sent the dollar soaring, as it seemed the U.S. currency would retain its high-yield status in the global marketplace.
The estimated net asset value per interest as of March 24, 1997 was $116.00. Past performance is not necessarily indicative of future results.
Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.
        Sincerely yours,
        James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.
Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.
STATEMENT OF OPERATIONS
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
For the month of February 1997
Revenues:
Realized gain on commodity
  transactions...........................   $ 3,045,653
Change in unrealized commodity
  positions..............................       769,940
Interest income..........................       145,274
                                            -----------
                                              3,960,867
                                            -----------
Expenses:
Commissions..............................       236,940
Management fee...........................       101,426
Incentive fee............................       695,445
                                            -----------
                                              1,033,811
                                            -----------
Net gain.................................   $ 2,927,056
                                            -----------
                                            -----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
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For the month of February 1997

                                     Total      Per Unit
                                  -----------   --------
Net asset value at beginning of
  month
  (303,239.850 interests).......  $32,147,746   $ 106.01
Contributions...................    4,539,800
Net gain........................    2,927,056
Redemptions.....................      (96,370)
                                  -----------
Net asset value at end
  of month
  (345,222.235 interests).......  $39,518,232     114.47
                                  -----------
                                  -----------
                                                --------
Change in net asset
  value per interest.........................   $   8.46
                                                --------
                                                --------
Percentage change............................       7.98%
                                                --------
                                                --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                             by: Barbara J. Brooks
                                   Treasurer
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